UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April, 2008

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

TELEMAR PARTICIPAÇÕES S.A.

Publicly Held Company

Corporate Taxpayers ID (CNPJ/MF) 02.107.946/0001 -87

Company Registry (NIRE) 3330016601-7

MATERIAL FACT

Telemar Participações S.A. (“TmarPart”), pursuant to Law 6,404/76 and CVM Instruction 319 dated December 3, 1999 and CVM Instruction 358 dated January 3, 2002, and complementing the Material Fact notices published on January 9, 2008 and January 10, 2008 and the Notice to the Market notices published on January 30, 2008, February 6, 2008 and March 28, 2008, hereby informs to the Securities and Exchange Commission of Brazil (CVM), to its shareholders and to the general market the following.

The negotiations aimed at restructuring the ownership base of TmarPart, with the departure of some shareholders and the repositioning of the ownership of other shareholders, with the objective of enabling TmarPart and its subsidiaries to improve their financing and investment capacities, were concluded on April 25, 2008.

The various phases of the restructuring of TmarPart are described below:

I.Increase in the Capital of TmarPart

At the Extraordinary Shareholders'; Meeting held today, all of the shareholders of TmarPart unanimously approved an increase in the Company’s capital stock in the amount of R$1,239,615,500.00, through the issue of 1,000,000 redeemable preferred shares at the issue price of R$1,239.6155 per share, which was fully subscribed and paid in by BNDESPAR, a shareholder in TmarPart, in cash and in local currency, which are entitled to receive cumulative fixed dividends in the amount of 5% per annum of the issue price, restated annually by the IPCA inflation index (Índice Nacional de Preços ao Consumidor Amplo) published by the Brazilian Geography and Statistics Institute (IBGE).

II. Acquisition by TmarPart of shares of its own issue

Also, it was unanimously approved at the same Extraordinary Shareholders; Meeting the acquisition, directly or indirectly and for subsequent cancellation, of 696,020,702 common shares of its own issue, held by the shareholders Alutrens Participações S.A. and Lexpart Participações S.A., which represents a total of 20.275% of its capital stock, without resulting in a reduction in the capital stock, since it will draw on the Company's capital reserves.

The Company must take all measures and execute all of the acts required for the cancellation of said shares within a period of up to 60 days from today's date.

III. Purchase and Sale of shares between shareholders

Andrade Gutierrez Investimentos em Telecomunicações S.A. (“AG Investimentos”), a company owned by the same economic group as AG Telecom Participações S.A., which is currently a shareholder in TmarPart (“AG Telecom” and, jointly with AG Investimentos, (“AG”), and L. F. Tel S.A. (“LF Tel”), also a shareholder in the Company, entered on todays date into a Share Sale Agreement for the acquisition, in the proportion of 50% for AG Investimentos and 50% for LF Tel, of the interest held by Asseca Participações S.A. in TmarPart, which represents 10.275% of the Company's capital stock.

IV. Restructuring of the shareholder Fiago Participações S.A.

The shareholders of TmarPart also agreed that, following the achievement of certain conditions previously agreed upon, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação Petrobras de Seguridade Social – PETROS, Fundação dos Economiários Federais – FUNCEF and Fundação Atlântico de Seguridade Social (“FASS”), as the indirect controlling shareholders of Fiago Participações S.A. (“Fiago”), this latter company a shareholder in TmarPart, shall take all and any measures necessary to become direct holders of the common shares issued by TmarPart currently held by Fiago.

Subsequently, BNDESPAR will hold a public auction of shares issued by TmarPart in which PETROS, FUNCEF and PREVI will have the opportunity to reach interests of 12.5%, 10% and 10%, respectively, in the capital stock of TmarPart.

V. New composition of the Company’s capital stock

Following the implementation of all of the phases of the restructuring described in the above items, the capital stock of TmarPart shall be composed as follows:

SHAREHOLDER	COMMON (ON) STOCK		PREFERRED (PN) STOCK		TOTAL
AG	529,095,885	19.34%	0	0.00%	529,095,885	19.33%
LF TEL	529,095,885	19.34%	0	0.00%	529,095,885	19.33%
FASS	314,592,775	11.50%	0	0.00%	314,592,775	11.50%

SUBTOTAL	1,372,784,545	50.18%	0	0.00%	1,372,784,545	50.16%
BNDESPAR	462,234,643	16.86%	1,000,000	100.00%	463,234,643	16.89%
PREVI	354,485,146	12.96%	0	0.00%	354,485,146	12.95%
PETROS	273,671,814	10.00%	0	0.00%	273,671,813	10.00%
FUNCEF	273,704,271	10.00%	0	0.00%	273,704,271	10.00%
TOTAL	2,736,880,418	100.00%	1,000,000	100.00%	2,737,880,418	100.00%

VI. Partial Split-Off

In conformance with the Justification of the Partial Split-Off (“Justification”) signed on today’s date, the Justification and the partial split-off (“Partial Split-Off”) of the Company was approved unanimously at the Extraordinary Shareholders’ Meeting, with the transfer of the portion of its shareholders’ equity related to the shares issued by Contax Participações S.A. held by TmarPart to a new company created especially for this purpose, with the name CTX Participações S.A. (“CTX”).

The Partial Split-Off is one of the phases of the restructuring and is justified by the need to segregate in separate companies the interests held in contact center operations from the other telecommunication operations, corresponding to the company’s investment in Tele Norte Leste Participações S.A.

The portion that suffered the split off was valued based on the book value of the audited financial statements of TmarPart on December 31, 2007. The evaluation was conducted by Apsis Consultoria Empresarial Ltda., which does not hold any current or potential conflicts of interest or community of interest with any shareholder in the company or with any other companies involved in the Partial Split-Off, with the appointment of the company approved by the shareholders in the extraordinary meeting that deliberated on the split-off, pursuant to Article 227, Paragraph 1 of Law 6,404/76.

The Justification, the Partial Split-Off and the evaluation report for the portion that was split off were all signed on today’s date and approved by all of the shareholders in TmarPart, therefore, there are no financial variations in the asset and liability components remaining to be apportioned to TmarPart or to CTX.

CTX was constituted with capital stock of R$70,000,000.00, divided into 3,090,611,008 common shares (following the conversion into common shares of the 1,000,000 preferred shares held by BNDESPAR), which will be attributed to shareholders in TmarPart in the proportion of one share in CTX for each share in TmarPart. CTX shall be responsible only for the investment related to the shares issued by Contax, holding no joint responsibility with TmarPart, pursuant to Article 233, Sole Paragraph of Law 6,404/76.

The portion of the shareholders’ equity of TmarPart that is the object of the Partial Split-Off is composed of the following amounts:

RELEVANT ACCOUNTS	BOOK VALUE (R$)
Assets	70,000,000.00
Current assets	2,370,262.52
Cash	2,370,262.52
Long-term assets	0.00
Fixed assets	67,629,737.48
Investment	67,629,737.48
Contax Participações S.A.	67,629,737.48
Net assets split-off	70,000,000.00

Pursuant to Article 225, IV of Law 6,404/76, it is hereby determined that there will be no calculation of any reimbursement value, pursuant to Article 137 of Law 6,404/76 and given the fact that all shareholders in TmarPart agreed with the terms and have signed the documents pertinent to the restructuring and the Partial Split-Off, including the Justification, and are in full agreement with the conditions established by said documents. There shall be no changes in the political and financial rights and/or advantages of the shares issued by TmarPart held by the shareholders either before or after the transaction.

The Partial Split-Off resulted in a reduction of R$70,000,000.00 in the capital stock of TmarPart, from R$2,113,074,108.40 to R$2,043,074,108.40, with the number of shares remaining unchanged and said reduction assumed by all shareholders in the proportion of their interest in the capital stock.

The costs to be incurred from the implementation of the Partial Split-Off are estimated at R$250 thousand, and consist of the contracting of the evaluating company, legal consultants and the costs with the legal publications and registration of the respective corporate acts.

Since the transaction merely consists of a reorganization of shareholders’ investments in TmarPart, the Partial Split-Off was not and will not be submitted for approval to the regulatory or antitrust authorities.

VII.Acquisition of the interest held by Lexpart in CTX by AG Investimentos and LF Tel

Following the Partial Split-Off, the shareholders in AG Investimentos and LF Tel will each indirectly acquire from TmarPart 176,365,295 common shares issued by CTX and held by Lexpart Participações S.A., and will take all the measures necessary to carry out a reorganization of their interest in the capital of CTX, so that the shares held by Lexpart will be held directly by AG Investimentos and LF Tel in the proportion of 50% each.

VIII. Composition of the capital stock of CTX

Following the implementation of all of the phases of the restructuring described in the above items, the capital stock of CTX shall be composed as follows:

SHAREHOLDER	COMMON (ON) STOCK	%
AG	705,461,180	22.83%
LF TEL	705,461,180	22.83%
FASS	314,592,775	10.18%
SUBTOTAL	1,725,515,135	55.84%
BNDESPAR	463,234,643	15.00%
PETROS	354,485,146	11.47%
PREVI	273,671,814	8.85%
FUNCEF	273,704,271	8.85%
TOTAL	3,090,611,008	100.00%

IX. Shareholder Consent

The shareholders of TmarPart affirm that the implementation of the events described above and the change in the composition of the capital stock of TmarPart (i) were approved by all of the shareholders in the company assembled at the shareholders’ meeting held on this date, and (ii) do not result in any change in the control of the company, since said control continues to be held by the shareholders that makeup the controlling block.

X. Shareholders' Agreements

Shareholders in TmarPart renegotiated on today’s date the shareholders' agreement that regulates the exercise of voting rights and the preferential rights in TmarPart, which was filed at the head offices of TmarPart and the terms and conditions of which will be disclosed to the market and to the shareholders in TmarPart on today’s date through the IPE information system.

In addition, the shareholders AG, LF Tel and FASS also entered into another shareholders’ agreement to regulate the exercise of the voting rights of these shareholders in TmarPart, notwithstanding the provisions of the other shareholders’ agreement mentioned in the previous items, in which AG, LF Tel and FASS are also parties. This agreement was also filed at the head offices of TmarPart.

XI. Restructuring Documents

The documents, proposals, financial statements, evaluation report, minutes of the ESM and of the Split-Off ESM, the New Bylaws and the Bylaws of CTX, as well as the other documents pertinent to the restructuring of TmarPart and the Partial Split-Off are available to shareholders at the head offices of the Company located at Praia de Botafogo n° 300, 11º andar, sala 1101 (parte), Rio de Janeiro, RJ, and on the internet sites of the Company’s subsidiaries (www.oi.com.br/ri) and (www.contax.com.br), of the Securities and Exchange Commission of Brazil (www.cvm.gov.br) and of the São Paulo Stock Exchange (www.bovespa.com.br).

We hereby inform that the content of this Material Fact notice is also being duly transmitted to the Investor Relations Officers of Tele Norte Leste Participações S.A., of Telemar Norte Leste S.A. and of Contax Participações S.A.

Rio de Janeiro, April 25, 2008

TELEMAR PARTICIPAÇÕES S.A.

Pedro Jereissati

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2008

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.